                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                       (UNDER SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------

                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)





         DELAWARE                                        06-1579072
(STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION                        IDENTIFICATION NUMBER)

119 West 23rd Street, New York, New York                 10011
------------------------------------------------         -----------------------
(Address of Principal Executive Offices)                 (Zip code)

Issuer's Telephone Number:
                                 -------------------

Securities to be registered under Section 12 (b) of the Act:

     TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH REGISTERED

            None                                         N/A
     -------------------              -----------------------------------------

Securities to be Registered under Section 12 (g) of the Act:

     TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH REGISTERED

        Common Shares                                    N/A
     -------------------              -----------------------------------------

                                TABLE OF CONTENTS


PART I - INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Business...............................................................3
                                                                                               -

Item 2.  Management's Discussion and Analysis or Plan of Operation...........................  9
                                                                                              --

Item. 3  Description of Property..............................................................12
                                                                                              --

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......................12
                                                                                              --

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........................13
                                                                                              --

Item 6.  Executive Compensation...............................................................14
                                                                                              --

Item 7.  Certain Relationships and Related Transactions.......................................15
                                                                                              --

Item 8.  Description of Securities............................................................15
                                                                                              --

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity

         and Other Shareholder Matters .......................................................16
                                                                                              --

Item 2.  Legal Proceedings....................................................................16
                                                                                              --

Item 3.  Changes in and Disagreements With Accountants. ......................................16
                                                                                              --

Item 4.  Recent Sales of Unregistered Securities..............................................17
                                                                                              --

Item 5.  Indemnification of Directors and Officers............................................17
                                                                                              --

PART F/S  Financial Statements..........................................................FS1-FS36
                                                                                        --------

PART III

Item 1.  Index to Exhibits....................................................................18
                                                                                              --

Item 2.  Description of Exhibits..............................................................19
                                                                                              --





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
ITEM 1.  DESCRIPTION OF BUSINESS


         Enviro Industrial Technologies ("Enviro" or the "Company") was incorporated in the State of Delaware on March 31, 2000. Enviro plans to enter the mining and industrial minerals processing business. The core of Enviro's business will be comprised of a vermiculite property consisting of a contiguous block of five (5) unpatented mining claims in Canada, covering a total of 25 claim units. Vermiculite is the geological name given to a group of minerals which are aluminum iron ore magnesium silicates resembling mica in appearance. Rock and other impurities are removed from the crude ore which is crushed and sorted into sizes. At high temperatures, the ore exfoliates (expands) to many times its original volume, turning the flakes of ore into lightweight porous granules containing millions of minute air layers. Exfoliation and its exceptional thermal, chemical and acoustical insulating properties make vermiculite valuable as a filler in lightweight concrete, agricultural products, insulation, construction, metallurgy, chemistry and ceramics. The Company also plans to become a supplier of a high heat industrial mineral and a manufacturer of a high performance filler for most industries. The Company believes that with only nominal market penetration, it can achieve its immediate capacity utilization. To achieve this goal, the Company is seeking to acquire not less than 80% of the issued and outstanding common shares ("Common Shares") of Hedman Resources Limited ("Hedman"), a Canadian publicly traded company listed on the Canadian Venture Exchange ("CDNX"). In order for the Company to meet its sales projections for fiscal year 2001, the Company is focusing on Canada and the United States to replace all currently manufactured asbestos products with environmentally safe products. The Company believes it can generate business in this market because it is customer-driven and it supplies its customers, agents and distributors with continual sales aids and research development support data.

         The Company is becoming a reporting company to enable its common stock ("Common Stock") to be traded on the NASD Over-the-Counter Bulletin Board ("OTC Bulletin Board"). After the share exchange, Hedman will no longer be a public company and will become a subsidiary of the Company.

HEDMAN RESOURCES LIMITED

         Hedman Resources Limited was founded in 1956 as an exploration company. Hedman is a publicly traded company incorporated under the laws of Ontario, Canada. Hedman is listed on the Canadian Venture Exchange (CDNX) and its stock is traded under the symbol "HDM." Hedman is in the mining and mining processing business. Hedman has 29 claims in the Canadian Townships of Munro and Warden where Hedman has an open pit mine. Hedman's primary mining property is located in Matheson, Ontario. In 1969, an 80,500 square-foot full-scale processing mill with a design capacity of 50,000 tons per year and an installed capacity of 25,000 tons per year went into production at the mill site in Matheson which is located 40 miles East of Timmins.

SUPERFIL

         Recently, Hedman successfully developed a material called "Superfil." Hedman is the only producer in the marketplace of Superfil, which is an environmentally safe, heat resistant industrial mineral filler that possesses physical properties that enables it to blend well with most industrial fillers and resins and is used in numerous applications. Based on the development of proprietary processing technology, Superfil has been designed to be used by manufacturing and original equipment manufacturing ("OEM") customers as an ingredient of such final manufactured products as brake linings, construction materials, plastics/polymers, asphalt, gaskets and more.

         The key features offered by the Superfil addition to the manufacturer's product mix are:


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

         -        Durability

         -        Heat Resistance

         -        Strength

         -        Flexibility

         -        Compatibility with other ingredients/components

         The Superfil properties ensure a lower overall risk to health and the environment and are below the threshold levels set by OSHA and European Directive 98/12/EC

         In summary, Superfil offers excellent heat resistance, strong insulation, and low aggression against metal surfaces. In addition, while providing good stable friction through a wide range of temperatures, it readily combines with phenolic and other binder resins in common use and when used in a friction material, the heat is dissipated at the rubbing surface and does not penetrate to the steel backing plate where the heat could affect the strength of the bond. Superfil also has good flow and mould-ability, and provides uniform density to various compounds. Superfil is an environmentally safe, silica free and nontoxic mineral powder filler.

LIZARDITE

         Superfil is derived from a naturally occurring mineral known as lizardite. The Company believes that Hedman is the only producer of lizardite ore in North America and may be the only producer of lizardite ore in the world. Lizardite is characterized by high tensile strength, flexibility, resistance to thermal, chemical and electrical conditions thereby offering its highly desirable performance benefits when used as a formula component in the production of a wide range of industrial and construction properties.

         Until recently, the type of materials most commonly used by manufacturers in, for example, the construction, automotive, and plastics industries, contained asbestos and were especially favored for use in the production of fire resistant products. The use of products containing asbestos has been reduced significantly because of the health concerns associated with asbestos fibers. In its place asbestos-free products have been used as a replacement. The problem with many of the asbestos-free substitutes is that they do not deliver the same kind of material performance as asbestos designed or formulated products. In addition, with the U.S. Department of Labor's implementation of new OSHA standards, governments worldwide are taking steps to prohibit the use of asbestos in products. Manufacturers are therefore facing an increasing demand to seek substitute products and to compromise on the performance capabilities of their products. As a result thereof, Hedman, a manufacturer of "Hedmanite" and "Envirofil" will eliminate the production thereof as demand for these items declines due to traces of fibre elements.

MARKETING STRATEGY

         Hedman is pursuing a marketing strategy that includes continued Superfil application research and development, joint venture opportunities and promotion of technical and specification dominance based on the primary fire, heat and abrasion characteristics of Superfil. Enviro entered into an Option Agreement with Krystar International Ltd., a company organized under the laws of the Bahamas ("Krystar"), to acquire the vermiculite claims located in North Eastern Ontario from Krystar, These claims are believed to contain high grade vermiculite which is currently only available in substantial quantities from sources in China and Europe. Hedman believes that a merger with Enviro is beneficial because Hedman intends to create an application formula combining Superfil and high-grade vermiculite to enhance the fire, heat and strength performance of its existing product.


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

         The three product categories represented by Hedman's targeted industries are as follows:

         Building Products

                  - Cement Products (pipes, sheets, shingles, siding, pre-cast products)

                  -        Insulation & Drywall Products

         Plastics Products

                  -        Nylon, Polypropylene, PVC plastic products

                  - Moulding Compounds used in electronic, automotive, printing industries

         Automotive Brake Products

                  -        Heavy truck brake shoes

                  - Brake linings (Note: One of the reasons automobile manufacturers moved so fully to anti-locking brake systems was to alleviate the problems of unbalanced non-asbestos brakes)

                  - Clutch Facings & Industrial Linings For Equipment and Appliances

                  - Gaskets ( Note: It is estimated that it takes 50-60 substances to replace the various types of chrysotile used in the gasket industry and where chrysotile content was almost as high as 80%, that chrysotile has been replaced with substitutes which are only about 20%-25% with the balance being made up with filler; these new products are more susceptible to sudden rupture, shattering and require more frequent inspection, especially in high temperature, high pressure applications.)


         A summary of the above is as follows:

         Industry                   Superfil
         Brake pads & linings       Average mfg uses up to 14 additives to
                                    formulate brake pads
                                    Environmentally safe
                                    Provides heat and hardness performance
                                    Reduces number of additives needed
                                    Approx. 300 N.A. mfg facilities

         Engineered Plastics        Resin extender to provide bulk and
                                    reinforcement
                                    Environmental safe

         Speciality Rubber and      Does not need chemical pre-treatment
         Elastomer Products         Increases moulding fluidity, decreases power
                                    demand

                                    Eliminates gas formation during moulding
                                    Enhanced compressive strength
                                    Provides heat and hardness performance
                                    Production cost savings

         Building Materials         Fire-resistant asbestos not used but
                                    performance characteristics are needed
                                    Environmentally safe

         Specialty Rubber and       Does not need chemical pre-treatment
         Elastoner Products         Increases moulding fluidity, decreases power
                                    demand
                                    Eliminates gas formation during moulding
                                    Enhanced compressive strength
                                    Provides heat and hardness performance
                                    Resin cost savings
                                    Production cost savings

         Building Materials         Fire-resistant asbestos not used but
                                    performance characteristics are needed
                                    Environmentally safe
                                    Elimination of health issues
                                    Non-flammable, asbestos-free
                                    No toxic release
                                    Excellent insulating properties
                                    Can be used interior and exterior

         Construction and           Heat and fire resistant
         Specialty Putty, Caulks    Increases body and flow
         and Sealant Products       Inhibits crack, sagging with enhanced
                                    weathering performance Annual N.A. filler
                                    consumption estimated at 867,000 tons

         Asphalt applications       Reduces final material volume requirements
         including building         due to enhanced durability under temperature
         products                   extremes, UV exposure, stability and crack
                                    resistance equals savings of material
                                    applications.

Hedman Resources Limited Business Activity

         Hedman has historically been a material processing company pursuing a sales strategy for the primary product "Hedmanite". Hedmanite is a heat resistant industrial filler that possesses similar characteristics to those found in asbestos.

         The lizardite mineral is not considered to be found widely in the earth's crust. As mentioned above, Hedman believes it is the only company in North America, if not the world, that produces this mineral. Market demand for Hedmanite has declined and world markets have moved away to alternative products due to technological, regulatory and economic factors. As this change in demand began to impact Hedman's revenues, Hedman decided it was necessary to change its business focus from one that


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

was mining-oriented to one emphasizing product development. Therefore, Hedman transformed its ore products into a processed form that better conforms to current environmental and performance specifications which are generally more demanding. Hedman also decided to develop new processing technologies as well as application formulas that would offer a performance edge to manufacturing and OEM customers. Thus, Hedman is attempting to reposition the company from an ore supplier to a supplier of a processed product ingredient that provides added value for manufactured products.

         The major challenge for Hedman was to develop processing technologies that would surpass the OSHA and EPA standard of a content of less than 1% chrysotile. This was a major development barrier but Hedman believed if it could develop this technology, it would be in a unique position to deliver a product with high performance benefits.

Marketing Opportunity & Marketing of Hedman's Line of Products

         Hedman will market its products through a series of worldwide distributors. Each distributor is believed to have its own highly skilled technical sales force.

Market Opportunities

         Market data available on the U.S. industrial consumption of chrysotile filler materials (published by the U.S. Bureau of Mines and Bureau of Census data) is from 1992 and shows a total U.S. market consumption level of 32,000 metric tons. A 1993 Bureau of Mines report indicated that about 68% of total volume was used in construction type products (Hedman believes that with the growth in construction through the early part of the 21st Century in North America and foreign markets, there will be a higher demand for its Superfil). Of this volume, over 31,000 metric tons was imported. Worldwide production was estimated at 3.1 million tons for 1992. Further data from 1992 shows that U.S. export and re-export of products were valued at about $148 million with leading importers being Canada, Japan, Mexico, the United Kingdom and German. For Hedman, the volume level presents a significant opportunity for its Superfil product with only modest market penetration projected.

         Although the sales opportunities Hedman could pursue for Superfil are significant, Hedman has decided to focus on the three sectors discussed above for the sale of its asbestos/chrysotile replacement product including building products, plastics products, and automotive brake products.

COMPETITION - WOLLASTONITE

         In order to validate the Company's perspective on the market opportunity for Superfil, the Company researched the recent market developments for another mineral filler product called wollastonite. While it has broader use in the construction and plastics products industries, and only little use in the brake industry, the wollastonite business provides a 'footprint' for Superfil to consider and selectively compete with. The Company expects that because Superfil's economic and high-heat attributes are generally superior to wollastonite, Superfil is likely to capture market share from wollastonite.

         Based on available data, the 1998 estimated production of wollastonite (worldwide) was reported as being between 575,000 and 625,000 tons (with China's production approximately half or 300,000 tons.) With two new plants coming on stream (one in Mexico and one in Canada), global production of


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

wollastonite has been projected to rise to almost one million tons annually.

         According to a U.S. Geological Survey report for 1998, imports into the U.S. were estimated to be between 11,000 and 22,000 tons, in addition to the estimated 170,000 tons domestically (U.S.) produced and consumed. The Company estimates that the current market demand for wollastonite is in the 200,000 ton per year range with U.S. market sales growth projected at between 3% and 5% per year through 2003. The greatest growth potential is considered to be in the plastics sector.

         The Company has also weighed the pricing levels for wollastonite in considering its marketing strategy and based on 1998 data for the U.S. marketplace trade in wollastonite, pricing was reported as follows:

         US$0.097 to $0.112 per pound for 325 mesh wollastonite and US$0.282 per pound for ground or 10 micron material

         Using this data for a U.S. market price guideline for 325 mesh wollastonite, the Company feels it is in an excellent competitive position with Superfil pricing at the CDN$0.13 per pound level (or US$0.093 per pound at a 1.4 currency conversion rate).

RISK FACTORS

LIMITED HISTORY OF EARNINGS

         Enviro has a limited operating history and is subject to all of the risks inherent in a developing business enterprise including lack of cash flow and market acceptance.

NATURE OF MINERAL EXPLORATION AND MINING

         At the present time, Enviro does not hold any interest in any mining properties. The Company's viability and potential success lie in its ability to develop, exploit and generate revenue from mineral deposits. The exploration and development of mineral deposits involve significant financial risks, over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on exploration properties in which the Company has an interest will result in profitable commercial mining operations.

         The operations of the Company are subject to all of the hazards and risks normally incident to exploration and development of mineral properties, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damages. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Corporation has interests. Hazards, such as unusual or unexpected formation, rocks bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the


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

future earnings and competitive position of the Company and, potentially, its financial position.

         Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

         Hedman is in its development stage and has incurred operating losses in excess of $1.3 million from its inception to December 31, 1999 including losses of $439,080, $389,017 and $511,407 for 1999, 1998 and 1997, respectively.
Hedman's revenues have declined for each of the past three years. Due to its lack of revenues, accumulated operating losses and the need for additional working capital, there is no assurance that Hedman's business plan will be successful or that it will be able to continue as a going concern.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

         The following is a discussion of certain factors affecting Enviro's and Hedman's results of operations, liquidity and capital resources. As Enviro was incorporated on March 31, 2000 it has no operating history and no financial results. Therefore, only the financial results of Hedman will be discussed. The following discussion and analysis should be read in conjunction with Hedman's financial statements and related notes that are included herein.

         The following discussion regarding Enviro and Hedman and their business and operations contains forward-looking statements. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

RESULTS OF OPERATIONS

NO OPERATIONS TO DATE OF ENVIRO INDUSTRIAL TECHNOLOGIES

         Enviro was incorporated on March 31, 2000 and has no operating results to date.

HEDMAN RECOGNIZES REVENUES FROM THE SALE OF PRODUCTS OF HEDMAN RESOURCES LIMITED

         Hedman's revenues come from the sale of products of Hedman Resources Limited including Hedmanite and Superfil. Over 85% of all sales are exported to various countries including Japan, India, South America (Venezuela) and the United States.

YEAR ENDED DECEMBER 31, 1999 AS COMPARED WITH YEAR ENDED DECEMBER 31, 1998

         During the year ended December 31, 1999, Hedman's total assets increased $904,050 or 38% to $3,279,583 as compared to $2,375,533 for the year ended December 31, 1998. This increase is attributable primarily to an increase in the net book value of Hedman's property, plant and equipment especially in the buildings category which increased from $645,519 at year end 1998 to $1,187,719 at year end 1999.


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
Revenue Total revenue for Hedman for the year ended December 31, 1999 declined 9.4% to $394,083 as compared to $434,858 for the year ended December 31, 1999. Hedman's cost of sales declined by 1.2% to $508,926 from $515,298 for the year ended December 31, 1998. Hedman realized revenues of $354,675 from the sale of Hedmanite as compared to $369,629 in Hedmanite sales the prior year or a decrease of .4%. Revenues from the sale of Envirofil declined 39.6% from $65,229 for the year ended December 31, 1998 as compared to $39,408 for the year ended December 31, 1998.

Operating Expense During the year ended December 31, 1999 Hedman experienced an increase of approximately 27.3% in operating costs and expenses. Operating costs increased to $641,879 from $504,287 from the year ended December 31, 1998. The primary reason for the increase was that for the year ended December 31, 1998, Hedman had a recovery of prior period expenses which was a credit to operating expenses. Without that credit, Hedman's operating expenses would have been virtually identical in each of the two years.

Net Loss Hedman had a loss of $(756,722) for the year ended December 31, 1999 as compared to a loss of $(584,727) for the year ended December 31, 1998, an increase of 29.4%. This loss was primarily attributable to a decrease in revenue and a simultaneous increase in operating expenses. The net (loss) per Common Share of the Company's stock, (basic and diluted) was ($0.04) in 1999, compared to ($0.04) in 1998. Hedman's strategy is to achieve a level of sales adequate to support its costs structure.

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

Assets. Hedman's assets were $3,650,137 as of the six months ended June 30, 2000 as compared to assets of $3,026,390 as of the comparable period in 1999, an increase of 20.6% which was primarily the result of an increase in Hedman's plant, property and equipment.

Revenue. Sales revenues totaled $202,029 for the six months ended June 30, 2000 as compared to $236,430 for the six months ended June 30, 1999, a decrease of 14.6% attributable primarily to a large increase in Hedman's cost of sales during the period.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $300,625 for the six months ended June 30, 1999 to $418,160 for the six months ended June 30, 2000. Hedman had a large increase in amortization expense during the period and an offsetting decrease in interest on long-term debt.

Financing Costs. Financing costs decreased from $56,606 for the six months ended June 30, 1999 to $26,716 for the six months ended March 31, 2000.

Liquidity and Capital Resources

    As of June 30, 2000 the Company has a deficit in stockholders' equity of approximately $8,048,716. The Company's ability to continue as a going concern is dependant upon its ability to obtain additional debt and/or equity financing and to increase the size of its revenues through products sold domestically and abroad.

Capitalization

    As of the six months ended June 30, 2000, Hedman had 28,283,035 issued and outstanding shares of its Common Shares as compared to 14,034,382 issued and outstanding shares as of the comparable period in 1999, having issued 13,913,653 during the year. As of the six months ended June 30, 2000, Hedman had granted employees and directors options to purchase 295,000 shares of its Common Shares at the fair market value or greater than fair market value.

    As of September 15, 2000, Enviro had 13,750,000 shares of Common Stock issued and outstanding.

    Hedman currently does not have commitments for capital expenditures and does not expect to purchase property or equipment over the next twelve months that cannot be financed in the ordinary course of business. Hedman estimates that it will require $2,000,000 to support its planned activities over the next twelve months. Hedman currently does not have adequate cash reserves to meet its future cash requirements. These uncertainties raise substantial doubt about the ability of Hedman to continue as a going concern.

ITEM 3.  DESCRIPTION OF PROPERTY

    Enviro does not own any real property. Enviro has its corporate headquarters at 119 West 23rd Street in New York City. The space consists of approximately 700 square feet and is leased by Enviro on a month to month basis currently at the rate of $1,000 per month.

    Hedman's corporate headquarters consists of 1500 square feet of office space located at 3875 Keele Street, Suite 400B, North York, Ontario, Canada. Hedman has a one-year lease that is renewal for one year terms over the next three years. The rent for the space is $2000 per month. Hedman's telephone number at its corporate headquarters is (416) 630-6991. Hedman is planning to move its corporate headquarters to Toronto, Ontario, Canada in 2001. Hedman has mill operations in Matheson, Ontario, Canada in an 80,500 square foot facility which Hedman owns. The building has a replacement value of $10,500,000. The property has insurance coverage with a limit of liability of $4,203,000. The deductible for each loss is $5,000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of September 15, 2000, the number of shares of the Company's


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

Common Stock beneficially owned by all persons known to be holders of more than five percent (5%) of the Common Stock and by all executive officers and directors of the Company individually and as a group.

Security Ownership of Certain Beneficial Owners of Enviro Technical

-----------------------------------------------------------------------------------------------------------------
Title             Name and address                            Amount and Nature                  Percentage of
Class             of beneficial owners                        of beneficial ownership            class
-----------------------------------------------------------------------------------------------------------------
Common            Louis Lilling                               10,000,000 shares                  74%
Stock             142 Wyckoff Way West
                  East Brunswick, New Jersey 08816


Common            TVP Capital Corp.*                           1,165,641 shares                  8.5%
Stock             119 West 23rd Street
                  Suite 507
                  New York, New York 10011

Common            Tom Franzone*, Director                        823,953 shares                  6%
Stock             63 Probst Drive
                  Shirley, New York 11967

Total             All Officers & Directors                     1,989,594 shares                  14.5%
                  as a group beneficially own
-----------------------------------------------------------------------------------------------------------------

         *The listed beneficial owners have no rights to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.
         ** Shares are beneficially held jointly with other family members.

         (c)  Change in Control

         There are no arrangements, including any pledge by any person of securities of Enviro Industrial Technologies, Inc., the operation of which may at a subsequent date result in a change in control of the registrant.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following Table sets forth certain information regarding the executive officers and directors of Enviro Industrial Technologies, Inc. as of September 15, 2000.

------------------------------------------------------------------------------------------------------------
 Name                      Age              Title             Five Year Business Experience
 ----                      ---              -----             -----------------------------
Teodosio V. Pangia         41               Director*         Among his many business affiliations, Mr.
                                                              Teodosio V. Pangia has been a Director of
                                                              Enviro Industrial Technologies, Inc. since
                                                              July 2000. Mr. Pangia is also the Chairman
                                                              of TVP Capital Corp., a U.S.-based venture
                                                              capital


                                                              company which has provided consulting
                                                              services to the Company since its
                                                              inception. Mr. Pangia is also President of
                                                              Tyler Dylan, an Ontario based investment
                                                              company. In addition, Mr. Pangia is
                                                              co-founder and was a consultant of
                                                              Environmental Solutions Worldwide, a
                                                              company that has developed and patented a
                                                              catalytic converter that does not require
                                                              precious metals. A recent venture of Mr.
                                                              Pangia is Diamond Discoveries International
                                                              Corp. ("DDII") of which he is Chairman and
                                                              Chief Executive Officer. DDII is a junior
                                                              exploration company whose primary focus is
                                                              developing the company's mining claims for
                                                              the potential of diamonds in Northern
                                                              Quebec Canada. From 1992 through 1997, Mr.
                                                              Pangia was Director and Chief Executive
                                                              Officer of Ecology Pure Air International,
                                                              a Canadian company engaged in developing an
                                                              automobile fuel catalyst. In 1997, a
                                                              petition in bankruptcy was brought against
                                                              Mr. Pangia in the Ontario Court of Justice.
                                                              That petition, and a related order, were
                                                              dismissed.

Thomas Franzone            44               Director*         Mr. Franzone has been the President and
                                                              Director of Enviro Industrial Technologies,
                                                              Inc. since its formation in March 2000.
                                                              From 1999 to when he joined Enviro, he was
                                                              the President of Franzone Consulting Corp.,
                                                              located in Long Island, New York. From 1996
                                                              to 1999 Mr. Franzone held the position of
                                                              Controller at Direct Approach Marketing. He
                                                              came to Direct Approach Marketing after
                                                              spending a year at Patient Education
                                                              Media/Time Life Medical where he held the
                                                              position of Accounting Manager. From
                                                              November 1989 to 1995 he worked as
                                                              Controller for Empire Diamond Corp.
------------------------------------------------------------------------------------------------------------

         * Each Director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

         The Directors of Enviro Industrial Technologies, Inc. hold no directorships in any other reporting company. There are no family relationships among the directors or persons nominated or chosen by the Company to become a director.

ITEM 6.  EXECUTIVE COMPENSATION

         The Summary Compensation Table below shows the compensation for officers and employees of Hedman Resources Limited.

                           Summary Compensation Table
-----------------------------------------------------------------------------------
                                                Annual Compensation
                                            ---------------------------
                     Principal Position     Year     Salary*      Bonus     Other
                     ------------------     ----     --------     -----     -------
Claude Taillefer     President & CEO        1999     $ 73,968
Richard Bertrand     Employee               1999     $ 51,240
David Howle          Employee               1999     $ 42,000
Edward Blanchard     Director               1999                            $3,200**

-----------------------------------------------------------------------------------

         * Amounts listed represent amounts forgiven under employment contracts which terminated during 1999. There was no annual compensation paid or owing to the officers and directors of the Company for fiscal 1999 other than as described in "Employment Agreements" below.
         ** Paid to Erana Mines of which Mr. Blanchard is the controlling shareholder.

         As of January 1, 2000, no executive officer of the Company held any stock appreciation rights with respect to the stock of the Company. Furthermore, as of January 1, 2000, no named executive officer of the Company (as defined in SEC Regulation S-B Item 402(a)(2)) has held any stock options with respect to the stock of the Company. The authorization and/or granting of stock options to directors of the Company and to other executive officers of the Company is discussed below. See "Stock Option Agreements."

EMPLOYMENT AGREEMENTS

         The Company does not have employment agreements for any of the officers and Directors of the Company.


STOCK OPTION AGREEMENTS

         Enviro has no stock option agreements.

         Hedman has enacted has a stock option plan for employees, officers and directors and service providers of Hedman. The amount of options is determined by the Board of Directors each year. Employees may be awarded options the total of which may not exceed five (5%) percent of the outstanding issue each year.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
         Up until recently, Hedman sub-let its facilities on a month-to-month basis from Erana. Edward Blanchard, a Director of Hedman, is a director of Erana as well and arranged for Erana to forgive all rent payments due Erana although Erana was under no obligation to do so. The forgiveness of the rent obligation of $2,400 for the years ended December 31, 1999 and December 31, 1998 has been credited to additional paid in capital. See "FINANCIAL STATEMENTS NOTE 8."
         The Company believes that the terms of the above transactions were at least as favorable to the Company as could have been obtained from arms-length negotiations with unrelated third parties.

ITEM 8.  DESCRIPTION OF SECURITIES
         Hedman is authorized to issue an unlimited number of Common Shares of which 28,283,035 are issued and outstanding as of September 15, 2000. Each holder of record of Common Shares is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. The holders of the shares are entitled to dividends when, and if, declared by the Board of Directors. No dividends have ever been declared nor is there any intent to declare or pay any dividends in the foreseeable future. There are currently no preemptive rights connected with the Common Shares. As of September 15, 2000, there were 526 shareholders of record of Hedman's Common Shares.
         The authorized capital stock of Enviro consists of 50,000,000 shares of Common Stock, par value $0.001 of which 13,750,000 shares are issued and outstanding as of September 15, 2000. The Company is also authorized to issue 10,000,000 shares of Preferred Stock, par value $0.001 per share. No Preferred Stock has been issued to date. Each share of preferred stock is entitled to dividends when, and if, declared by the Board of Directors. There are currently no voting, conversion and liquidation rights, nor redemption or sinking fund provisions for the preferred stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
         Enviro's Common Stock is currently not publicly traded. The Company intends to become listed on the Over-the-Counter Bulletin Board ("OTCBB") upon the filing of the form 10-SB. The Company is presently not required to file reports with the SEC pursuant to the Exchange Act.

         THE HIGH AND LOW BID SALES PRICES FOR THE EQUITY OF HEDMAN RESOURCES LIMITED FOR EACH FULL QUARTERLY PERIOD WITHIN THE TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD FOR WHICH FINANCIAL STATEMENTS ARE INCLUDED ARE AS FOLLOWS:

----------------------------------------------------------------------------------------------
Year     Quarter  High Bid       Low Bid            Year     Quarter  High Bid      Low Bid
1998     3rd*     .32            .01**              1999     3rd*     .50           .10
1998     4th*     .15            .05                1999     4th      .46           .25
1998     1st*     .15            .04                2000     1st      .87           .30
1998     2nd*     .45            .11                2000     2nd      .60           .33
----------------------------------------------------------------------------------------------

* Prior to the merger, Hedman securities were inactive. Hedman expects trading to resume under the symbol HDM soon after the filing of this Form 10-SB.
 ** Figures shown are denominated in Canadian dollars.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to or involved in any material litigation, nor is it aware, to the best of its knowledge, of any pending or contemplated proceedings against it by any third party or any government authorities.
         Hedman has been named as a co-defendant in a number of class action suits in the United states relative to sales made between 1974 and 1979. To date, Hedman has had sufficient liability insurance to cover settlement amounts and legal fees in relation to these matters. It is not possible to estimate the amount, if any, of Hedman's liability exposure.
         A relatively small judgment against Hedman has been issued in the State of Florida. Hedman is attempting to negotiate a resolution to the judgment. Any settlement of this judgment will be accounted for in the year of settlement.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On March 31, 2000, the Company sold 3,750,000 shares of its common stock in the aggregate to the following persons in the amount indicated opposite each person's name:

                  TVP Capital Corp.                           1,165,641
                  Bondy & Schloss                               112,500
                  Tom Franzone                                  823,953
                  Vasilik Kalantzkos                            100,000
                  Tunku Mudzaffar Bin Tunku Mustapha            200,000
                  Romeo DiBattista, Jr.                         100,000
                  R DiBattista Investments Inc.                 623,953
                  Delf Investments and Construction Ltd.        623,953

         These shares were sold pursuant to Section 4(2) of the Securities Act and were not issued in connection with any public offering.
         In May 2000, Enviro closed a private placement offering pursuant to Rule 504 of Regulation D to a limited number of "accredited investors" in which Enviro raised $1,000,000 in a combination of cash and promissory notes. Pursuant to the offering, Enviro sold a total of 10 million shares of Common Stock at $
 .10 per share.
         In February 2000, Hedman raised $1,856,862 in a private offering pursuant to applicable Canadian law. Pursuant to the offering, Hedman sold a total of 5,305,319 shares of Hedman's Common Shares at $.35 per share and 5,305,319 warrants to purchase shares of Hedman's Common Shares. The warrants are exercisable for two years from the date of issuance at a price of $.40 per share. In July 1999, Hedman raised $1,261,250 in a private offering under Canadian law. In that offering, Hedman sold a total of 8,408,334 shares of Hedman's Common Shares at $.15 per share and 8,408,334 warrants to purchase shares of Hedman's Common Shares. The warrants are exercisable for two years from the date of issuance at a price of $.20 per share.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Delaware General Corporation Law "DGCL," in general, allows corporations to indemnify their directors and officers against expenses actual and reasonable in connection with a proceeding, if a person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation. In the case of a criminal action or proceeding, the director or officer must have no reasonable cause to believe that the person's conduct was unlawful. The DGCL also provides that indemnification is not exclusive, and a corporation may make any other or further indemnification under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, however no indemnification shall be made in respect of any claim which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. However, according to the certificate of incorporation a director will be liable (i) for breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) for liability under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.
         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.





                          INDEX TO FINANCIAL STATEMENTS

                                                                      PAGE
                                                                      ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                               F-2

BALANCE SHEET
     JUNE 30, 2000                                                     F-3

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
     PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
     TO JUNE 30, 2000                                                  F-4

STATEMENT OF CASH FLOWS
     PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
     TO JUNE 30, 2000                                                  F-5

NOTES TO FINANCIAL STATEMENTS                                        F-6/8

                                      * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Enviro Industrial Technologies, Inc.


We have audited the accompanying balance sheet of ENVIRO INDUSTRIAL TECHNOLOGIES, INC. as of June 30, 2000, and the related statements of changes in stockholders' equity and cash flows for the period from March 31, 2000 (date of inception) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enviro Industrial Technologies, Inc. as of June 30, 2000, and its cash flows for the period from March 31, 2000 (date of inception) to June 30, 2000, in conformity with generally accepted accounting principles.




Roseland, New Jersey                                   /s/ J. H. Cohn LLP
September 12, 2000

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.

                                  BALANCE SHEET
                                  JUNE 30, 2000


              ASSETS
              ------
Current assets - prepaid professional fees                                        $ 32,500

Deferred acquisition costs                                                          13,513
                                                                                  --------

        Total                                                                     $ 46,013
                                                                                  ========


 LIABILITIES AND STOCKHOLDERS' EQUITY
 ------------------------------------
Liabilities - advances from stockholders                                          $ 33,513
                                                                                  --------

Stockholders' equity:
    Preferred stock, par value $.001 per share; 10,000,000 shares
       authorized; none issued                                                           -
    Common stock, par value $.001 per share; 50,000,000 shares
       authorized; 3,750,000 shares issued and outstanding                           3,750
    Additional paid-in capital                                                       8,750
                                                                                  --------
          Total stockholders' equity                                                12,500
                                                                                  --------

          Total                                                                   $ 46,013
                                                                                  ========

See Notes to Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
                                TO JUNE 30, 2000

                                                                                                   Additional
                                         Preferred Stock                    Common Stock            Paid-in
                                      Shares          Amount            Shares        Amount        Capital         Total
                                      ------          ------            ------        ------        -------         -----
Issuance of shares to
     founders effective as
     of March 31, 2000                      -       $       -          3,637,500     $  3,638       $ (3,638)     $     -

Issuance of shares as
     payment for legal
     services                                                            112,500          112         12,388        12,500
                                      -------       ---------          ---------     --------       --------       -------

Balance, June 30, 2000                      -       $       -          3,750,000     $  3,750       $  8,750       $12,500
                                      =======       =========          =========     ========       ========       =======

See Notes to Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.

                             STATEMENT OF CASH FLOWS
                 PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
                                TO JUNE 30, 2000



Operating activities - cash used for prepaid professional fees                                                    $ (20,000)

Investing activities - cash used for deferred acquisition costs                                                     (13,513)

Financing activities - cash provided by advances from stockholders                                                   33,513
                                                                                                                  ---------

Net increase in cash
                                                                                                                          -

Cash, beginning of period
                                                                                                                          -
                                                                                                                  ---------

Cash, end of period
                                                                                                                  $       -
                                                                                                                  =========

See Notes to Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Business:

               Enviro Industrial Technologies, Inc. (the "Company") was incorporated in the State of Delaware on March 31, 2000. The Company plans to enter the mining and industrial minerals processing business. The core of the Company's anticipated business will be comprised of the mining of ore from a vermiculite property consisting of a contiguous block of five unpatented mining claims in Canada, covering a total of 25 claim units. Vermiculite is the geological name given to a group of minerals which are aluminum iron ore magnesium silicates resembling mica in appearance. Vermiculite is used as a filler in lightweight concrete, agricultural products, insulation, construction, metallurgy, chemistry and ceramics. The Company also plans to become a supplier of a high heat industrial mineral and a manufacturer of a high performance filler for most industries.

               The Company plans to commence operations by becoming the legal acquirer of 100% but not less than 80% of the issued and outstanding shares of common stock of Hedman Resources Limited ("Hedman"), a Canadian publicly-traded company listed on the Canadian Venture Exchange ("CDNX"), that owns the vermiculite property and conducts the mining operations. This business combination is expected to be accounted for as a "reverse acquisition" in which Hedman will be the accounting acquirer (see
               Note 6).

Note 2 - Summary of significant accounting policies:
               Use of estimates:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

               Concentrations of credit risk:
                  The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed Federal insurance limits. Exposure to credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.

               Recent accounting pronouncements:
                  The Financial Accounting Standards Board and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants had issued certain accounting pronouncements as of June 30, 2000 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect during the period from March 31, 2000 to June 30, 2000, and it does not believe that any of those pronouncements will have any significant impact on the Company's financial statements at the time they become effective.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 3 - Advances from stockholders:

               Advances from stockholders of $33,513 at June 30, 2000 were noninterest bearing and due on demand.

               Although management does not believe that there is a practical method that can be used to specifically determine the fair value of the advances from stockholders because of the relationship of the Company and its stockholders, it believes that the advances will be repaid on a short-term basis and, accordingly, the carrying value of the advances approximated fair value as of June 30, 2000.

Note 4 - Preferred stock:

               As of June 30, 2000, the Company was authorized to issue up to 10,000,000 shares of preferred stock with a par value of $.001 per share. The preferred stock may be issued in one or more series with dividend rates, conversion rights, voting rights and other terms and preferences to be determined by the Company's Board of Directors, subject to certain limitations set forth in the Company's Articles of Incorporation. No shares of preferred stock had been issued by the Company as of June 30, 2000.

Note 5 - Common stock issued for services:

               During the period from March 31, 2000 to June 30, 2000, the Company issued 112,500 shares of common stock as payment for legal services to be provided subsequent to June 30, 2000. Accordingly, the Company increased prepaid professional fees and stockholders' equity by the estimated fair value of the shares which was $12,500. This was a noncash transaction that is not reflected in the accompanying statement of cash flows.

Note 6 - Plan of reorganization and merger:

               Pursuant to the terms of a letter of intent dated May 19, 2000 and a proposed plan of reorganization and merger (the "Plan"), the Company will become the legal acquirer of up to 100% but not less than 80% of the issued and outstanding shares of Hedman's common stock by issuing one share of its common stock for each outstanding share of Hedman's common stock on the date of consummation. As explained in Note 1, Hedman conducts vermiculite mining operations and its shares are publicly traded in Canada. The consummation of the Plan is subject to, among other things, Hedman effecting a 1-for-2 reverse split of its common stock and stockholder, regulatory and exchange approvals. Management expects that after the consummation of the Plan, Hedman will not be listed on the CDNX and its shares will not be publicly traded. However, it also expects that the Company's shares will be publicly traded in the over-the-counter market.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 6 - Plan of reorganization and merger (concluded):

               If the Plan is consummated based on the proposed terms, management expects that the present stockholders of Hedman will own in excess of 50% of the outstanding shares of the combined companies. Since Hedman is an operating company and its stockholders will control the combined companies, the merger will be accounted for as a purchase business combination and a "reverse acquisition" in which the Company will be the legal acquirer and Hedman will be the accounting acquirer. Accordingly, the financial statements of the combined companies will reflect the operations of Hedman before and after the consummation of the Plan and the accompanying financial statements will not be comparable to the financial statements of the combined companies after the merger.

Note 7 - Subsequent private placement:

               On September 2, 2000, the Company completed the sale of 10,000,000 shares of common stock for $1,000,000, or $.10 per share, through a private placement intended to be exempt from registration under the Securities Act of 1933. The consideration the buyer paid for the shares consisted of cash in the amount of $1,000 and the issuance of a 10% promissory note in the amount of $999,999 with a stated due date of March 1, 2001, that is subject to payment at any time prior thereto upon demand by the Company.

                                     * * *

                           HEDMAN RESOURCES LIMITED





                          INDEX TO FINANCIAL STATEMENTS

                                                                      PAGE
                                                                      ----
COMPANY INFORMATION                                               F-10 - F-11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              F-12

BALANCE SHEETS
     JUNE 30, 2000, DECEMBER 31, 1999 AND DECEMBER 1998           F-13 - F-14

STATEMENT OF OPERATIONS AND DEFICIT
     SIX MONTHS ENDED JUNE 30, 2000
     YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998          F-15 - F-16

STATEMENT OF CASH FLOWS
     YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998              F-17

STATEMENT OF CHANGES IN FINANCIAL POSITION
     SIX MONTHS ENDED JUNE 30, 2000                                   F-18

NOTES TO FINANCIAL STATEMENTS
     FOR SIX MONTHS ENDED JUNE 30, 2000                           F-19 - F-24
     FOR YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998      F-25 - F-31

                                      * * *

HEDMAN RESOURCES LIMITED
Company Information
June 30, 2000
--------------------------------------------------------------------------------




Trading Symbol (CDNX):           HDM

Outstanding Shares:              28,283,035

Close Price June 30, 2000        Halt Trade ($0.50)

Directors:                       Claude G. Taillefer, President & C.E.O.
                                 Richard F. Bertrand, Director
                                 David M. Houle, Treasurer
                                 Anthony Kramreither, Secretary
                                 Edward Blanchard, Director

Transfer Agent:                  Montreal Trust, Calgary, Alberta, Canada

Legal Firm:                      Donahue, Ernst, Young, Toronto, Ontario, Canada


Auditors:                        KPMG, Sudbury, Ontario, Canada


Website:                         Hedmanresourceslimited.com


Email:                           Hedman@isys.ca

Financial Statements of

HEDMAN RESOURCES LIMITED

Years ended December 31, 1999 and December 31, 1998

                               [KPMG LETTERHEAD]

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of HEDMAN RESOURCES LIMITED as at December 31, 1999 and December 31, 1998 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and December 31, 1998 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP

Chartered Accountants

Sudbury, Canada
March 18, 2000

HEDMAN RESOURCES LIMITED
BALANCE SHEET (Unaudited)
As at June 30, 2000
(With Comparative figures for June 30, 1999

                                                                     2000             1999
-----------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash                                                              $     20,294     $    506,411
Accounts Receivable                                                     46,303          172,838
Inventory                                    (notes 1 and 2)           157,185          208,740
Prepaid Expenses                                                           ---              ---
-----------------------------------------------------------------------------------------------
                                                                       223,782          887,989
Plant, Property and Equipment (net of amortization) (note 3)         2,708,734        1,415,976
Mining Properties                                   (note 4)           134,282          134,282
Deferred Development Costs                          (note 5)           583,340          588,144
-----------------------------------------------------------------------------------------------
                                                                  $  3,650,137     $  3,026,390
===============================================================================================
LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
Subscriptions Payable                                                      ---        1,289,184
Accounts payable and accrued liabilities                               193,463          299,603
Long term Debt                                                         501,600          520,600
current portion of long-term debt                                       52,800           51,400
Advances from related parties                                              ---           69,583
Shareholders Equity:
Share Capital: Authorized and Outstanding                            9,165,902        6,033,012
Contributed  Surplus                                                 1,785,089        1,785,089
Deficit                                                             (8,048,716)      (7,022,081)
-----------------------------------------------------------------------------------------------
                                                                  $  3,650,137     $  3,026,390
===============================================================================================

see accompanying note to financial statements

On behalf of the board of Directors


/s/ Claude Taillefer                          President
--------------------------------------------


                                              Director
--------------------------------------------

HEDMAN RESOURCES LIMITED
Balance Sheets

December 31, 1999 and December 31, 1998

                                                         1999          1998
                                                    ----------     ----------
ASSETS

Current assets:
  Cash                                              $  450,086     $    1,378
  Accounts receivable                                   62,218         35,618
  Inventory (note 2)                                   171,049        204,505
  Prepaid expenses                                          --            831
                                                    ----------     ----------
                                                       683,353        242,332

Property, plant and equipment (note 3)               1,877,825      1,413,163
Mining properties (note 4)                             134,282        134,282
Deferred development costs (note 5)                    584,123        585,756
                                                    ----------     ----------
                                                    $3,279,583     $2,375,533
                                                    ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued liabilities          $  248,625     $  670,687
  Subscriptions payable (note 14)                      882,372             --
  Current portion of long-term debt (note 6)            79,200        102,800
                                                    ----------     ----------
                                                     1,210,197        773,487

Long-term debt (note 6)                                492,800        469,200
Advances from related parties (note 7)                  13,083        115,555

Shareholders' equity:
  Share capital (note 8)                             7,305,946      6,003,012
  Contributed surplus                                1,785,089      1,785,089
  Deficit                                           (7,527,532)    (6,770,810)
                                                    ----------     ----------
                                                     1,563,503      1,017,291

Contingent liabilities (note 10)
Subsequent events (note 14)
                                                    ----------     ----------
                                                    $3,279,583     $2,375,533
                                                    ==========     ==========

See accompanying notes to financial statements.


On behalf of the Board:


   /s/ Claude Taillefer          Director
---------------------------


   /s/ Ed Blanchard              Director
---------------------------

HEDMAN RESOURCES LIMITED
STATEMENT OF OPERATIONS AND DEFICIT, (Unaudited)
For the six Months Ended June 30, 2000
(With Comparative figures for June 30, 1999)



-----------------------------------------------------------------------
                                            2000               1999
-----------------------------------------------------------------------
REVENUES
Sales Revenue           (note 11)       $    202,029       $    236,430
Other Revenues
Cost of Sales                                (281,423)          (189,762)
=======================================================================
                                              (79,394)           46,668

EXPENSES
Administration Costs                          122,652           114,503
Administration Wages and Benefits              88,756            74,377
Sales, Marketing and Research                  23,026             7,413
Amortization and Depreciation                 101,638            35,727
Municipal Taxes                                22,869             -----
Interest on Long-term debt                     26,716            56,606
Professional Fees                              32,502            12,000

-------------------------------------------------------------------------
                                              418,160           300,625
=========================================================================

Loss for the period                          (497,554)         (251,273)
Deficit, beginning of the period           (7,551,163)       (6,770,808)


-------------------------------------------------------------------------
Deficit, at the end of the period       $  (8,048,716)     $ (7,022,081)
=========================================================================


-------------------------------------------------------------------------
Gain/(Loss) per Share                   $      (0.018)     $     (0.018)
=========================================================================





see accompanying notes to financial statements

HEDMAN RESOURCES LIMITED
Statement of Operations and Deficit

Years ended December 31, 1999 and December 31, 1998

================================================================================
                                                           1999             1998
--------------------------------------------------------------------------------
SALES                                               $   394,083     $   434,858

Cost of Sales                                           508,926         515,298

--------------------------------------------------------------------------------
                                                       (114,843)        (80,440)

Expenses:
  Depreciation and amortization                         175,452         158,408
  Administration wages and benefits                     133,837         156,763
  Administration                                        126,206         104,832
  Interest on long-term debt                             66,734          68,284
  Municipal taxes                                        61,625          59,820
  Professional fees                                      32,755          23,602
  Travel                                                 24,716           5,599
  Sales, marketing and research                          20,554          68,441
  Recovery of prior period expenses                          --        (141,462)
  ------------------------------------------------------------------------------
                                                        641,879         504,287

--------------------------------------------------------------------------------
LOSS FOR THE YEAR                                      (756,722)       (584,727)

Deficit, beginning of year                           (6,770,810)     (6,186,083)

--------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                $(7,527,532)    $(6,770,810)
================================================================================

LOSS PER SHARE (note 13)                            $     (0.04)    $     (0.04)
================================================================================

See accompanying notes to financial statements.

HEDMAN RESOURCES LIMITED
Statement of Cash Flows

Years ended December 31, 1999 and December 31, 1998

================================================================================
                                                           1999             1998
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Loss for the year                                  $ (756,722)      $(584,727)
  Adjustments for:
    Depreciation and amortization                       175,452         158,408
    ----------------------------------------------------------------------------
                                                       (581,270)       (426,319)
  Change in non-cash working capital:
    Accounts receivable                                 (26,600)         70,815
    Inventory                                            33,456          57,829
    Prepaid expenses                                        831          13,348
    Accounts payable and accrued liabilities           (422,062)         49,696
  ------------------------------------------------------------------------------
                                                       (995,645)       (234,631)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of share capital                           1,302,934         164,316
  Advances from related parties                        (102,472)         87,283
  Subscriptions payable                                 882,372             --
  Payments on long-term debt                                --          (28,000)
  ------------------------------------------------------------------------------
                                                      2,082,834         223,599

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment            (638,481)        (21,060)

--------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                         448,708         (32,092)

Cash, beginning of year                                   1,378          33,470

--------------------------------------------------------------------------------
CASH, END OF YEAR                                    $  450,086       $   1,378
================================================================================

See accompanying notes to financial statements.

HEDMAN RESOURCES LIMITED
STATEMENT OF CHANGES IN FINANCIAL POSITION, (Unaudited)
For the six months ended June 30, 2000
(With Comparative figures for June 30, 1999)



---------------------------------------------------------------------------------------
                                                              2000              1999
---------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN): OPERATIONS
Loss for the period                                       $  (497,554)      $  (251,273)
Items not involving cash:
Depreciation and amortization                                 101,638            38,681
---------------------------------------------------------------------------------------
                                                             (395,916)          212,592
=======================================================================================
Change in non-cash operating working capital:
Accounts receivable                                            15,915          (137,220)
Inventory                                                      13,864            (4,235)
Prepaid Expenses                                                 --                 831
Accounts Payable and accrued liabilities                      (55,162)         (371,082)
---------------------------------------------------------------------------------------
                                                              (25,383)         (511,706)
=======================================================================================
FINANCING:
Issue of Share Capital                                      1,859,956              --
Subscriptions (Private Placement)                            (882,372)        1,289,184
Short term Loans                                              (27,914)          (18,231)
Advances from related parties                                    --              (7,273)
Cost of Subscriptions                                            --             (50,000)
Current Portion of Long term Debt                             (26,400)           51,400
---------------------------------------------------------------------------------------
                                                              923,270         1,265,081
=======================================================================================
INVESTMENTS:
Purchase of capital assets                                   (931,763)          (35,750)
---------------------------------------------------------------------------------------
                                                             (931,763)          (35,750)
=======================================================================================

Increase (decrease) in cash position                         (429,792)          505,033
Cash ( bank indebtedness), beginning of the period            450,086             1,378
---------------------------------------------------------------------------------------
CASH (BANK INDEBTEDNESS), END OF THE PERIOD               $    20,294       $   506,411
=======================================================================================


See accompanying notes to financial statements.

HEDMAN RESOURCES LIMITED
Notes to the financial statements, page 1
For the six months ended June 30, 2000
--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES:

Hedman Resources Limited is an Ontario incorporated public company and its principal business activity is the production of heat resistant fillers.


(a)      Mining Properties and deferred development costs:

         Mining Properties represent the cost of acquisition, less recoveries, of non-producing resource properties. These costs will be charged against income if the properties are brought into commercial production, or written off is the properties are abandoned or if the associated costs are considered to be not economically recoverable.

         Deferred development costs represent costs incurred to bring the operation into commercial production. These costs are being amortized on a unit of production basis.

(b)      Inventory:

         i) Stores inventory is recorded at average cost.

         ii) Processed ore is recorded at the lower of cost and estimated realizable value.

         iii) Raw material is recorded at the direct mining cost.

(c)      Property, plant and equipment:

         Property, plant and equipment are being amortized on a straight-line basis using the following annual rates:


--------------------------------------------------------------------------------
                        Buildings                 4%
                        Equipment                 4%
                     Office Equipment            20%
                         Vehicles                30%
                        Computers                30%
--------------------------------------------------------------------------------

(d)      Foreign Currency Translation:

         Foreign currencies are translated to Canadian dollars as follows - monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at historical exchange rates and revenue and expenditures at the rate of exchange prevailing on the dates of transactions. The resulting gains and losses are included in income.

(e)      Reclamation Costs:

         Estimated future reclamation costs, including site restoration where reasonably determinable, will be charged against earnings as incurred.

HEDMAN RESOURCES LIMITED
Notes to the financial statements, page 2
For the six months ended June 30, 2000
--------------------------------------------------------------------------------


(f)      Uses of estimates:

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.


2. INVENTORY: The inventory consists of:


--------------------------------------------------------------------------------
                                                            2000          1999
--------------------------------------------------------------------------------
Processed Ore                                                9,472         8,992
Stores                                                      77,634        84,549
Magnetite                                                      ---        40,000
Raw Materials                                               70,079        75,200
--------------------------------------------------------------------------------
                                                         $ 157,185     $ 208,740
================================================================================



3. PROPERTY, PLANT AND EQUIPMENT:


                                                                   2000            1999
                                           Accumulated         Net Book        Net Book
                       Assets at cost      Depreciation           Value           Value
---------------------------------------------------------------------------------------
LAND                            5,236                             5,236           5,236
BUILDINGS                   1,095,877         (486,728)         609,149         631,755
FIREFELT BUILDINGS            899,372          (29,924)         869,448             ---
EQUIPMENT                   3,288,811       (2,077,637)       1,211,174         758,505
COMPUTERS                      13,166           (8,448)           4,718           3,706
OFFICE EQUIPMENT                4,173           (3,589)             584             355
VEHICLES                       21,060          (12,636)           8,424          16,419
---------------------------------------------------------------------------------------
                       $    5,327,695     $ (2,618,962)     $ 2,708,733     $ 1,415,976
=======================================================================================

HEDMAN RESOURCES LIMITED
Notes to the financial statements, Page 3
For the six months ended June 30, 2000
--------------------------------------------------------------------------------

4. MINERAL PROPERTY ACQUISITIONS:

The mineral property acquisitions consist of:


--------------------------------------------------------------------------------
                                                                2000       1999
--------------------------------------------------------------------------------
Townships of Warden and Munro, Ontario, 21 leased mining      134,282    134,282
claims, 8 options


5. DEFERRED DEVELOPMENT COSTS:

The amount reported as deferred development costs relate to costs incurred to bring the operation into commercial production. Commencing in 1972, the deferred development expenditures are being amortized using a units-of-production method based on tons of product shipped. Accumulated amortization at June 30, 2000 is $300,768 (1999- $298,852).

6. LONG-TERM DEBT:


                                 --------------------------------------------------
                                 Interest Rate     Due Date      2000        1999
                                 --------------------------------------------------
Business Development Bank of          Floating         2005     554,400     572,000
Canada                            Base + 2.50%

Current Portion on long-term                                     52,800      51,400
                                                                -------------------
                                                                501,600     520,600
                                                                ===================

The loan payable to the Business Development Bank of Canada is secured by a first mortgage on land, buildings and equipment, a first mortgage on the mining leases and an assignment of $600,000 insurance on the life of the president of the Company.

Principal payments required to retire the outstanding long-term debt are as follows:


                                   2000                  105,600
                                   2001                  105,600
                                   2002                  105,600
                                   2003                  105,600
                         2004 and subsequent years        79,200
                         =======================================
                                                        $501,600
                         =======================================

HEDMAN RESOURCES LIMITED
Notes to the financial statements, Page 4
For the six months ended June 30, 2000
--------------------------------------------------------------------------------


7. SHARE CAPITAL
a)       Authorized
                  unlimited number of common shares
                  unlimited special shares
b)       Issued - common


----------------------------------------------------------------------------------------------
                                         Shares            2000         Shares            1999
----------------------------------------------------------------------------------------------
For Cash                             14,034,382     $ 6,063,012     13,834,382     $ 6,033,012
For Leased Mineral Property
For Debt  Settlement
==============================================================================================
                                                                    13,834,382     $ 6,033,012
Issued during the year for cash:
common shares                        13,913,653       3,027,640
(net of issuance costs $51,206)
warrants exercised                      200,000          40,000
options exercised                       135,000          35,250        200,000          30,000
----------------------------------------------------------------------------------------------
                                     28,283,035     $ 9,165,902     14,034,382     $ 6,063,012
==============================================================================================

All stock options to employees and directors were granted at the then fair market value or greater than fair market value.

c) As at June 30, 2000 there are 295,000 outstanding options to purchase common shares of the Company.

         The outstanding options to purchase common shares are as follows:


--------------------------------------------------------------------------------
Expiry Date                                              Price     No. of Shares
--------------------------------------------------------------------------------
December 15, 2000                                         0.60           185,000
July 25, 2000                                             0.75            10,000
May 30, 2004                                              0.15           100,000
================================================================================
                                                                         295,000
================================================================================

HEDMAN RESOURCES LIMITED
Notes to the financial statements, page 5
For the six months ended June 30, 2000
--------------------------------------------------------------------------------

7. SHARE CAPITAL (CONTINUED)

d) As at June 30, 2000 there are 13,713,653 share purchase warrants outstanding.


--------------------------------------------------------------------------------
Expiry Date of Warrants                               Price     Number of Shares
--------------------------------------------------------------------------------
July 12, 2001                                          0.20            8,408,334
February 22, 2002                                      0.40            5,305,319
--------------------------------------------------------------------------------
                                                                      13,713,653
================================================================================


8. ADVANCES FROM RELATED PARTIES

The advances from related parties are unsecured, bear no interest and have no specified terms of repayment.



9. RELATED PARTY TRANSACTIONS

During the period, the company incurred office leasing costs totalling $1,500 (1999 - $1,500) to corporations which are controlled by a director of Hedman Resources Limited.


10. CONTINGENT LIABILITIES:

The Company has been named as a co-defendant in a number of class actions suits in the United States relative to sales of product made between 1974 and 1979. To date, the Company's insurance company's have collectively expended approximately $7.2 million in defence costs in relation to these matters. Should the total indemnity limits of the Company's insurance policies become exhausted, it is the position of the insurance company that its defence obligation will come to an end. It is not possible to estimate the amount, if any, of the Company's liability exposure.

A judgement against the Company has been issued in the State of Florida. The Company is currently attempting to negotiate a resolution to the judgement. Any settlement of this judgement will be accounted for in the year of settlement.




11. SEGMENTED INFORMATION:

Exported sales during the period amounted to $178,601, (1999 - $193,108).

HEDMAN RESOURCES LIMITED
Notes to the financial statements, page 6
As at June 30, 2000
--------------------------------------------------------------------------------


12. INCOME TAXES:

The company has available non-capital losses carry forward for income tax purposes in the aggregate of $4,479,214 which are available to reduce future years earnings. No tax benefits pertaining to these losses has been recognized in the accounts. These losses expire as follows:


                              2000             579,832
                              2001             510,521
                              2002             871,174
                              2003             576,921
                              2004             933,177
                              2005             426,319
                              2006         $   581,270
                           ===========================
                                           $ 4,479,214
                           ===========================

The potential future tax benefits of the Company's resource related expenditures have not been recorded in these financial statements. Of the costs capitalized as mining interests, approximately $556,000 is available for deduction against future taxable income.

13. NET LOSS PER SHARE:

The net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, 2000 - 28, 283,035, (1999 - 13,834,382).


14. FUTURE SITE RESTORATION AND REMOVALS:

The Company in conjunction with the Ministry of Northern Development and Mines has reached an agreement for a closure plan regarding future site restoration. The cost of such activity consists of $20,000 dollars deposit and $2.25 per milled ton as financial assurance to a maximum of $261,567 dollars over a 10 year period.

15. COMPARATIVE FIGURES:

Certain of the 1999 figures have been restated to conform with the presentation adopted in 2000.

16. MILL REFURBISHMENT:

The Company is currently replacing all of its' processing equipment to a fine grind system that will allow material to be processed to -325 mesh, with -400 mesh and -500 mesh materials being made available at a later date. This is to meet the demand of clients and to penetrate new markets.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998


     Hedman Resources Limited is an Ontario incorporated public company and its principal business activity is the production of heat resistant fillers.

1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Mining properties and deferred development costs:

         Mining properties represent the cost of acquisition, less recoveries, of non-producing resource properties. These costs will be charged against income if the properties are brought into commercial production, or written off if the properties are abandoned or if the associated costs are considered to be not economically recoverable.

         Deferred development costs represent costs incurred to bring the operation into commercial production. These costs are being amortized on a unit of production basis.

     (b) Inventory:

         (i) Stores inventory is recorded at average cost.

         (ii) Processed ore is recorded at the lower of cost and estimated realizable value.

         (iii) Raw material is recorded at the direct mining cost.

     (c) Property, plant and equipment:

         Property, plant and equipment are being amortized on a straight-line basis using the following annual rates:


                    Buildings                                 4%
                    Equipment                                 4%
                    Office equipment                         20%
                    Vehicles                                 30%
                    Computers                                30%


     (d) Foreign Currency Translation:

         Foreign currencies are translated to Canadian dollars as follows -- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at historical exchange rates and revenue and expenditures at the rate of exchange prevailing on the dates of transactions. The resulting gains and losses are included in income.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements, page 2

Years ended December 31, 1999 and December 31, 1998


1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (e)  Reclamation costs:

          Estimated future reclamation costs, including site restoration where reasonably determinable, will be charged against earnings as incurred.

     (f)  Use of estimates:

          The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.



2.   INVENTORY:

     The inventory consists of:

                                                        1999           1998
                                                        ----           ----
Stores                                            $   79,280     $   97,957
Raw Material                                          84,079         75,356
Processed Ore                                          7,690         31,192
                                                  ----------     ----------
                                                  $  171,049     $  204,505
                                                  ==========     ==========

3.   PROPERTY, PLANT AND EQUIPMENT:


                                                        1999           1998
                                                        ----           ----

                                   Accumulated      Net book       Net book
                          Cost    depreciation         value          value
                          ----    ------------      --------       --------
Land                $    5,236     $       --     $    5,236     $    5,236
Buildings            1,664,466        476,747      1,187,719        645,519
Equipment            2,696,344      2,024,951        671,393        739,288
Office equipment         3,283          3,283             --            244
Vehicles                21,060          9,477         11,583         17,901
Computers                8,541          6,647          1,894          4,995
                    ----------     ----------     ----------     ----------
                    $4,398,930     $2,521,105     $1,877,825     $1,413,163
                    ==========     ==========     ==========     ==========

HEDMAN RESOURCES LIMITED
Notes to Financial Statements, page 3

Years ended December 31, 1999 and December 31, 1998

4. MINING PROPERTIES:

   The mining properties consist of:

                                                            1999           1998
                                                        --------       --------
Township of Warden and Munro, Ontario
  -21 leased mining claims                              $134,282       $134,282
                                                        ========       ========

5. DEFERRED DEVELOPMENT COSTS:

   The amount reported as deferred development costs relate to costs incurred to bring the operation into commercial production. The deferred development costs are being amortized using a units-of-production method based on tons of product produced. Accumulated amortization at December 31, 1999 is $299,985 (1998-$298,432).

6. LONG-TERM DEBT:

                           Interest        Due
                             Rate         Date            1999             1998
                           --------       ----        --------         --------
Business Development        Floating
 Bank of Canada           Base + 2.50%    2005        $572,000         $600,000

Current portion of
 long-term debt                                         79,200          102,800
                                                      --------         --------

                                                      $492,800         $497,200
                                                      ========         ========

   The loan payable to the Business Development Bank of Canada is secured by a first mortgage on land, buildings and equipment, a first mortgage on the mining leases and by an assignment of $600,000 insurance on the life of the President of the Company.

   At December 31, 1999, the Company was in contravention of the covenants imposed by the Business Development Bank of Canada.

   Principal payments required to retire the outstanding long-term debt are as follows:

            1999                                     $ 79,200
            2000                                       82,800
            2001                                       82,800
            2002                                       82,800
            2003                                       82,800
            2004 and subsequent years                 138,000
                                                     --------
                                                     $548,400
                                                     ========

HEDMAN RESOURCES LIMITED
Notes to Financial Statements, page 4

Years ended December 31, 1999 and December 31, 1998

7.  ADVANCES FROM RELATED PARTIES:

    The advances from related parties are unsecured, bear no interest and have no specified terms of repayment.

8.  SHARE CAPITAL:

    (a)  Authorized:

           Unlimited common shares
           Unlimited special shares

    (b)  Issued - common:


                                                      Number of
                                                       Shares       Amount
                                                      ---------     ------

Balance, December 31, 1997                            13,234,382    $5,838,696

Issued during fiscal year 1998:
  Issued during the year for cash consideration          500,000       135,516
  Warrants exercised                                     100,000        28,800
                                                      ----------    ----------
Balance, December 31, 1998                            13,834,382     6,003,012

Issued during fiscal year 1999:
  Issued during the year for cash consideration
   (net of issuance costs of $50,000)                  8,608,334     1,269,184
  Options exercised                                      225,000        33,750
                                                      ----------     ---------
Balance, December 31, 1999                            22,667,716    $7,305,946
                                                      ==========    ==========


HEDMAN RESOURCES LIMITED
Notes to Financial Statements, page 5

Years ended December 31, 1999 and December 31, 1998

8. SHARE CAPITAL (CONTINUED):

   (c) The Company has a stock option plan available to its employees, officers, directors and service providers under which options may be granted on a maximum of 1,200,000 common shares.

       The number of shares reserved for issuance to any one insider, within a one-year period, pursuant to options must not exceed 5% of the outstanding issue.

       The number of shares reserved for issuance to insiders, within a one year period, pursuant to options must not exceed 10% of the outstanding issue.

       The option price of the shares shall be fixed by the Board but must not be less than the maximum discount permitted by the Canadian Venture Exchange.

       An option's maximum term is five years.

       The stock options outstanding at December 31, 1999 expire at various dates to May 30, 2004.

       The outstanding options to purchase common shares are as follows:


                                                    1999                 1998
                                              ------------------   -------------------
                                                        Weighted                Weighted
                                                         Average                 Average
                                              No. of    Exercise      No. of    Exercise
                                              Shares      Price       Shares     Price
                                             ---------  --------    --------    -------
       Outstanding at beginning of year             --                25,000       1.50
                                               285,000       .60     185,000        .60
                                                10,000       .75      10,000        .75

       Granted during the year                 110,000       .15     100,000        .60
                                               -------       ---     -------       ----
       Outstanding at end of year              405,000       .48     320,000        .68
                                               =======       ===     =======       ====

   (d) As at December 31, 1999, there are 8,608,334 (1998 - 456,924) share purchase warrants outstanding as follows:

       Expiry Date                   Price                    No. of Shares
       -------------                 -----                    -------------
       July 12, 2001                 $0.20                      8,608,334
                                     =====                      =========

       During the year 456,924 warrants expired.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements, page 6

Years ended December 31, 1999 and December 31, 1998

9.   RELATED PARTY TRANSACTIONS:

     During the year, the Company incurred office expenses of $3,000 (1998 - $1,536) with a corporation controlled by a director of Hedman Resources Limited.

     At December 31, 1999, the Company was indebted to related parties in the amount of $23,846 (1998 - $126,318).

10.  CONTINGENT LIABILITIES:

     The Company has been named as a co-defendant in a number of class action suits in the United States relative to sales of product made between 1974 and 1979. To date, the Company's insurance company's have paid for legal and settlement amounts in relation to these matters. Should the total indemnity limits of the Company's insurance policies become exhausted, it is the position of the insurance company that its defence obligation will come to an end. It is not possible to estimate the amount, if any, of the Company's liability exposure.

     A judgement against the Company has been issued in the state of Florida. The Company is currently attempting to negotiate a resolution to the judgement. Any settlement of this judgement will be accounted for in the year of settlement.

11.  INCOME TAXES:

     The Company has available non-capital losses for income tax purposes in the aggregate of $4,479,214 which are available to reduce future years earnings for income tax purposes. No tax benefit pertaining to the losses has been recognized in the accounts. These losses will expire, if not utilized, as follows:

          2000                          $  579,832
          2001                             510,521
          2002                             871,174
          2003                             576,921
          2004                             933,177
          2005                             426,319
          2006                             581,270
                                        ----------
                                        $4,479,214
                                        ==========

     The potential future tax benefits of the Company's resource related expenditures have not been recorded in these financial statements. Of the costs capitalized as mining interests, approximately $556,000 is available for deduction against future taxable income.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements, page 7

Years ended December 31, 1999 and December 31, 1998

12.  SEGMENTED INFORMATION:

     Details of the Company's financial information segmented geographically is as follows:

                                                 1999                1998
               Segmented revenue:
                    Canada                     $ 25,441            $ 51,570
                    Other                       368,642             383,288
                                               --------            --------
                                               $394,083            $434,858
                                               ========            ========

     All assets of the Company are located in Canada.

13.  LOSS PER SHARE AMOUNTS:

     Basic earnings per share are based on the weighted average number of common shares outstanding calculated on an annual basis. The effects of the exercise of the options and warrants outstanding at December 31, 1999 and 1998 are antidilutive; therefore, the fully diluted loss per share is not presented.

14.  SUBSEQUENT EVENTS:

     Subsequent to year end, the Company issued 5,305,319 common shares at $.35 per share.

     Certain of the funds related to this issuance were received prior to year end are disclosed at December 31, 1999 as subscriptions payable.

15.  COMPARATIVE FIGURES:

     Certain of the 1998 figures have been restated to conform with the presentation adopted in 1999.

16.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to the customers, suppliers, or other third parties, will be fully resolved.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

                       INTRODUCTION TO UNAUDITED PRO FORMA
                     CONDENSED COMBINED FINANCIAL STATEMENTS




Pursuant to the terms of a letter of intent dated May 19, 2000 and a proposed plan of reorganization and merger (the "Plan"), Enviro Industrial Technologies, Inc. (the "Company" or "Enviro") will become the legal acquirer of up to 100% but not less than 80% of the issued and outstanding shares of common stock of Hedman Resources Limited ("Hedman") by issuing one share of its common stock for each outstanding share of Hedman's common stock on the date of consummation. The consummation of the Plan is subject to, among other things, Hedman effecting a 1-for-2 reverse split of its common stock and stockholder, regulatory and exchange approvals. Management expects that after the consummation of the Plan, Hedman will not be listed on the CDNX and its shares will not be publicly traded. However, it also expects that the Company's shares will be publicly traded in the over-the-counter market.

If the Plan is consummated based on the proposed terms, management expects that the present stockholders of Hedman will own in excess of 50% of the outstanding shares of the combined companies. Since Hedman is an operating Company and its stockholders will control the combined companies, the merger will be accounted for as a purchase business combination and a "reverse acquisition" in which the Company will be the legal acquirer and Hedman will be the accounting acquirer. Accordingly, the financial statements of the combined companies will reflect the operations of Hedman before and after the consummation of the Plan and the accompanying historical financial statements will not be comparable to the financial statements of the combined companies after the merger.

The accompanying unaudited pro forma condensed balance sheet combines the historical unaudited balance sheet of the Company and the historical unaudited balance sheet of Hedman as of June 30, 2000 as if the Plan had been consummated on that date. The accompanying unaudited pro forma condensed statements of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 are, effectively, those of Hedman since the Company has had no operations during those periods.

The accompanying unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments described in the accompanying notes which management believes are reasonable. The unaudited pro forma condensed combined financial statements do not purport to represent what the combined financial position and results of operations actually would have been if the acquisitions referred to above had occurred as of the dates indicated instead of the actual dates of consummation or what the financial position and results of operations would be for any future periods. The unaudited pro forma condensed combined financial statements and the accompanying notes should be read in conjunction with the audited and unaudited historical financial statements of Enviro and Hedman included elsewhere herein.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                  JUNE 30, 2000
                                   (Unaudited)





                                                                                                         Historical
                                                          Pro Forma        Pro Forma               ----------------------
                     ASSETS                                Combined       Adjustments              Enviro          Hedman
                     ------                               ---------       -----------              ------          ------
Current assets:
     Cash                                                $   20,294                                             $   20,294
     Accounts receivable, net                                46,303                                                 46,303
     Inventory                                              157,185                                                157,185
     Prepaid professional fees                                            $ (32,500) (A)         $  32,500
                                                         ----------       ---------              ---------      ----------

               Total current assets                         223,782         (32,500)                32,500         223,782

Property, plant and equipment, net                        2,708,734                                              2,708,734
Mining properties                                           134,282                                                134,282
Deferred costs                                              596,853                                 13,513         583,340
                                                         ----------       ---------              ---------      ----------

               Totals                                    $3,663,651       $ (32,500)             $  46,013      $3,650,138
                                                         ==========       =========              =========      ==========

                LIABILITIES AND
             STOCKHOLDERS' EQUITY
             --------------------

Current liabilities:
     Current portion of long-term debt                   $   52,800                                             $   52,800
     Accounts payable and accrued expenses                  193,463                                                193,463
     Advances from stockholder                               33,513                              $  33,513
                                                         ----------                              ---------      ----------
               Total current liabilities                    279,776                                 33,513         246,263
Long-term debt, net of current portion                      501,600                                                501,600
                                                         ----------                              ---------      ----------
               Total liabilities                            781,376                                 33,513         747,863
                                                         ----------                              ---------      ----------

Stockholders' equity:
     Common stock:
        Enviro (3,750,000 shares out-
           standing; par value $.001 per share;
           17,786,517 shares to be outstanding)              17,787          14,037  (B)             3,750
        Hedman (14,036,517 shares outstanding
           as adjusted for 1-for-2 split)                               (10,950,991) (B)                        10,950,991
     Additional paid-in capital                           2,896,988       2,888,238  (B)             8,750
     Accumulated deficit                                    (32,500)      8,016,216  (A)(B)                     (8,048,716)
                                                         ----------       ---------              ---------      ----------
               Total stockholders' equity                 2,882,275         (32,500)                12,500       2,902,275
                                                         ----------       ---------              ---------      ----------

               Totals                                    $3,663,651       $ (32,500)               $46,013      $3,650,138
                                                         ==========       =========                =======      ==========


See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                                   (Unaudited)




                                                                                                     Historical
                                                        Pro Forma          Pro Forma        ----------------------------
                                                         Combined         Adjustments       Enviro                Hedman
                                                        ---------         -----------       ------                ------
Sales                                                   $  394,083                                             $ 394,083
Cost of sales                                              508,926                                               508,926
                                                        ----------                                             ---------
Gross loss                                                (114,843)                                             (114,843)
                                                        ----------                                             ---------

Operating expenses:
    Selling, general and administrative                    399,693                                               399,693
    Depreciation and amortization                          175,452                                               175,452
                                                        ----------                                             ---------
        Totals                                             575,145                                               575,145

Other expense - interest                                    66,734                                                66,734
                                                        ----------                                             ---------
        Totals                                            (641,879)                                             (641,879)
                                                        ----------                                             ---------

Net loss                                                $ (756,722)                                            $(756,722)
                                                        ==========                                             =========


Basic net loss per share                                $     (.04)                                            $    (.08)(C)
                                                        ==========                                             =========



Weighted average common shares
    outstanding                                         17,786,517        8,327,492(D)                         9,459,025 (C)
                                                        ==========        =========                            =========


See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 2000
                                   (Unaudited)




                                                                                                   Historical
                                                        Pro Forma          Pro Forma         -------------------------
                                                         Combined         Adjustments         Enviro            Hedman
                                                        ---------         -----------         ------            ------
Sales                                                    $ 202,029                                           $ 202,029
Cost of sales                                             (281,423)                                           (281,423)
                                                         ---------                                           ---------
Gross loss                                                 (79,394)                                            (79,394)
                                                         ---------                                           ---------

Operating expenses:
    Selling, general and administrative                    289,806                                             289,806
    Depreciation and amortization                          101,638                                             101,638
                                                         ---------                                           ---------
        Totals                                             391,444                                             391,444

Other expense - interest                                    26,716                                              26,716
                                                         ---------                                           ---------
        Totals                                            (418,160)                                           (418,160)
                                                         ---------                                           ---------

Net loss                                                 $(497,554)                                          $(497,554)
                                                         =========                                           =========


Basic net loss per share                                 $    (.03)                                          $    (.04)(C)
                                                         =========                                           =========



Weighted average common shares
    outstanding                                         17,786,518        3,965,574(D)                       13,820,944(C)
                                                        ==========        =========                          ==========


See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

                          NOTES TO UNAUDITED PRO FORMA
                     CONDENSED COMBINED FINANCIAL STATEMENTS



Pro Forma Adjustments to the Unaudited Condensed Combined Financial Statements:

         (A) To write-off the prepaid professional fees associated with the cost of the registration statement which is to be filed on Form 10-SB whereby the Company will become a publicly-traded reporting company as required by the Plan.

         (B) To record the effect of the one-for-one share exchange, assuming the Company will acquire 100% of Hedman's outstanding common shares.

         (C) To retroactively restate the number of outstanding shares of Hedman's common stock for the effect of a 1-for-2 reverse split required by the Plan.

         (D) To increase the weighted average number of Enviro's common shares outstanding based on the assumptions that the one-for-one share exchange would have been consummated as of the beginning of the year ended December 31, 1999.

         (E) Does not reflect the sale on September 2, 2000, of 10,000,000 shares of common stock for $1,000,000, or $.10 per share, by the Company through a private placement intended to be exempt from registration under the Securities Act of 1933. The buyer paid for the shares in cash in the amount of $1,000 and through the issuance of a 10% promissory note in the amount of $999,999 with a stated due date of March 1, 2001, that is subject to payment at any time prior thereto upon demand by the Company.

                                    PART III

Item 1.  Index to Exhibits

The Following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit Number               Description of Document
--------------               -----------------------
3.1*                         Articles of Incorporation of Enviro Industrial Technologies, Inc. as filed on
                             March 31, 2000
3.2*                         Bylaws
10.1*                        Form of Subscription Agreement
10.2*                        Demand Promissory Note dated September 1, 2000 with Louis Lilling as
                             Maker and Enviro Industrial Technologies, Inc. as Holder
10.3*                        Letter of Intent - Acquisition of Hedman Resources Limited
10.4*                        Option Agreement - Krystar International Ltd. and Enviro Industrial
                             Technologies, Inc.
10.5*                        Stock Option Plan of Hedman Resources Limited
27.1*                        Financial Data Schedule

* Filed herewith.


ITEM 2 - DESCRIPTION OF EXHIBITS

The required exhibits are attached hereto, as noted in Item 1 above.

                                   Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Enviro Industrial Technologies, Inc.


                                       By: /s/ Teodosio V. Pangia, Chairman
September 15, 2000                        --------------------------------------
                                               Teodosio V. Pangia, Chairman